VIA EDGAR

                                                        October 13, 2009

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Facsimile No.: (703) 813-6982


         Re: Chemical and Mining Company of Chile Inc.  Form 20-F for the
             Fiscal Year Ended December 31, 2008 Filed on June 30, 2009. Response Letter Dated September 17, 2009 File No. 033-65728

Dear Mr. Hiller:


         This letter is in response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 30, 2009 (the "Comment Letter") related to the responses provided by Chemical and Mining Company of Chile Inc. (the "Company") on September 17, 2009 in connection with its annual report on Form 20-F for the fiscal year ended December 31, 2008 (the "Form 20-F")

         The Company's responses to the Staff's comments are set forth below. References to the "Company", "we", "us" and "our" in the responses set forth below are to the Company, unless the context otherwise requires. All references in the Company's response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

         For convenience, the Company has included the SEC staff's comments in italics followed by the Company's response.

Form 20-F for the Fiscal Year ended December 31, 2008
-----------------------------------------------------

Financial Statements
--------------------

Note 2 - Summary of Significant Accounting Policies F-9
-------------------------------------------------------

t) Revenue Recognition, Page F-19
---------------------------------

Comment 1:

1. We note your response to prior comment 1, stating that you believe your revenue recognition policy under Chilean GAAP is consistent with U.S. GAAP. However, in our prior comment we also requested that you tell us about any transactions where revenue is recognized prior to the title being transferred. Please tell us under what conditions, if any, you would recognize revenue prior to the transfer of title, and explain why you believe under these conditions revenue is considered realizable and earned under both Chilean and U.S. GAAP.

Response 1:

Under no circumstances do we recognize revenues prior to the transfer of title of goods to our customers.

Comment 2:

2. We note your response to prior comment 2, explaining that there is no impact on the net income and stockholders' equity under U.S. GAAP as you defer recognizing the revenues related to goods invoiced but not delivered. However, we believe that the receivable recognized at the time the invoice is issued for goods not delivered represents a U.S. GAAP difference as well. In future filings, please address this difference in accounting in your U.S. GAAP reconciliation in the event the deferred revenue and related receivable amounts become material.

Response 2:

We agree that the receivable recognized at the time an invoice is issued for goods not delivered represents a U.S. GAAP difference, as does the related deferred revenue. However, to date, the amounts have not been material. We will disclose the difference related to the recognition of deferred revenues and corresponding receivables in future filings and we will include a corresponding adjustment in our reconciliation to U.S GAAP at such time as the amounts involved become material.

Comment 3:

3. We note your response to prior comment 3, clarifying that the "income from sales by installment" relates to implied interest income from sales to your customers with extended payment terms and such transactions do not constitute installment sales. In future filings, please clarify your revenue recognition policy to specify the circumstances where implied interest income is recognized and refrain from describing such transactions as installment sales.

Response 3:

In future filings we will include a more accurate description of our revenue recognition policy as it applies to transactions with extended payment terms which involve implied interest income and we will not refer to those transactions as "installment sales".

x) Provisions for Mine Closure Costs, page F-20
-----------------------------------------------

Comment 4:

4. We note your response to prior comment 4 in which you explain that your provision associated with the closure of your mining facilities is consistent with the U.S. GAAP guidance found is SFAS 143. Tell us whether Chilean GAAP requires you to capitalize an asset retirement cost upon initial recognition of a liability for an asset requirement obligation, which is consistent with the guidance in paragraph 11 of SFAS 143 for U.S. GAAP purposes. To the extent this corresponding asset is not recognized under Chilean GAAP, please address the impact this difference in accounting would have on your U.S. GAAP reconciliation.

Response 4:

Chilean GAAP does not address specifically treatment of the costs associated with closure of mining facilities. However, Technical Bulletin 56 provides that International Financial Reporting Standards should be followed in order to determine the appropriate accounting treatment for certain transactions in the absence of specific guidance under Chilean GAAP. Thus, under Chilean GAAP the treatment of costs associated with the closure of mining sites is accounted for in accordance with paragraph 16 of IAS 16, Property, Plant and Equipment requiring capitalization of the initial estimate of the costs of dismantling and removing the asset and restoring the site on which it is located with a corresponding liability for the related obligation. This treatment is consistent with the guidance in paragraph 11 of SFAS 143 for U.S. GAAP purposes.

However, as stated in our previous response to comment 4, we recognize new obligations for closure of our mining facilities and changes in the estimated amount of previously recognized obligations, directly as a charge to our income statement as the obligation and respective asset retirement costs are not material to our financial position, results of operations or cash flows. The total asset retirement obligation recognized in our consolidated balance sheets, which approximates the unrecorded amount of property, plant and equipment represented 0.3% and 0.2% of total Property, plant and equipment as of December 31, 2008 and 2007, respectively. The effect of not recognizing the asset retirement cost in accordance with SFAS 143 resulted in a decrease to our net income of less than 0.2% in any of the years ended December 31, 2008, 2007 and 2006.

In future filings we will more clearly disclose our accounting policy, and we will include a corresponding adjustment to our primary financial statements (and therefore in the reconciliation to U.S GAAP) at such time as the amounts involved become material.

Should you have any question or comments about the responses in this letter, please contact the undersigned at (56-2)-425-2485. Alternatively, please contact Patricio Vargas at (56-2) 425-2274.



                                        Sincerely,

                                        /s/ Ricardo Ramos R.

                                        Ricardo Ramos R.
                                        Chief Financial Office & Business
                                        Development Senior Vice President



Date: October 13, 2009


VIA EDGAR AND TELECOPIER
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cc:    Ms. Joanna Lam
       Ms. Jennifer Gallagher